
May 30, 2014

<u>Via E-mail</u>
Stefan Borgas
Chief Executive Officer
Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel

> **Re: Israel Chemicals Ltd.**
> **Amendment No. 1 to**
> **Confidential Draft Registration Statement on Form F-1**
> **Submitted May 15, 2014**
> **CIK No. 0000941221**

Dear Mr. Borgas:

We have reviewed your response to our letter dated April 21, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Risk Factors, page 16</u>

<u>Although we do not expect to be a passive foreign investment company, page 31</u>

1. We note your statement that you do not intend to provide shareholders with the information that would enable them to make a qualifying electing fund ("QEF") election, which, if available, would result in alternative tax treatment. As previously requested, please also disclose that the QEF alternative tax treatment could mitigate the adverse U.S. federal income tax consequences for some U.S. holders should you be classified as a PFIC.

Management's Discussion and Analysis, page 40

Results of Operations, page 45

Phosphates, page 56

2. We note your presentation of operating income excluding unusual items on page 57. Please revise to include footnote disclosure explaining the nature and amounts of the unusual items excluded from this measure during both the three months ended March 31, 2014 and 2013. In this regard, we note that footnote (1) states that unusual items for 2013 includes $60 million of early retirement expenses, however, no value is disclosed in the table for operating income excluding unusual items for the three months ended March 31, 2013. Also, the table discloses operating income excluding unusual items of $37 million for the three months ended March 31, 2014 but does not disclose the nature and amount of the unusual items excluded from this measure. Please revise to clearly disclose your operating income excluding unusual items for each period presented disclosing the nature and amounts of the unusual items excluded from this measure during each period presented.

Notes to the Consolidated Financial Statements, page F-9

Note 24 – Equity, page F-81

C. Share-based payments to employees, page F-82

3. We note from your response to our prior comment number 62 that the company has disclosed the weighted average fair value of options granted during each period presented on pages F-83 and F-84 of the registration statement. However, based on our review of your disclosures we note only the disclosure of the aggregate fair values in millions of the options granted during each period. As requested in our prior comment, please revise your disclosure in Note 24 to disclose the weighted average grant date fair value of the option grants that were made during each period presented in your financial statements. Refer to the disclosure requirements outlined in paragraph 47 of IFRS 2.

4. We note the disclosure on page F-83 of your financial statements which indicates that the exercise price for the options granted during 2012 is linked to the CPI that is known as of the date of payment. Please clarify in your financial statements what date is considered the date of payment. If this date represents the exercise date, please clearly indicate this in your financial statements. In a related matter, please tell us whether the fact that the exercise price is linked to the CPI as of the date of payment requires you to account for these options as liabilities under IFRS. If not, please explain why.

Notes to the condensed consolidated interim financial statements, page F-127

Note 6 – Additional Information, page F-134

5. We refer to number 5 on page F-134. Please revise the notes to your financial statements to disclose the nature of the $51 million provision recorded during the three months ended March 31, 2014 related to a tax assessment in Europe. Your revised disclosure should fully explain the nature of the tax assessment, the maximum potential amount of the assessment, and if the provision recognized differs from the maximum potential amount of the assessment, how you determined the amount of the provision recognized in your financial statements during the three months ended March 31, 2014.

Other

6. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the public filing of your Form F-1 registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan, Esq.
        Davis Polk & Wardwell LLP